UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

ICO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

449293109 (CUSIP Number)

February 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449293109	13G	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE K2 PRINCIPAL FUND, L.P. (F/K/A THE K2 ARBITRAGE FUND, L.P.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,196,941 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,196,941 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,941

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K2 GENPAR, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,196,941 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,196,941 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,941

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 449293109	13G	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHAWN KIMEL

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,218,441 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,218,441 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,218,441

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 449293109	13G	Page 5 of 8

ITEM 1(a).	NAME OF ISSUER.

The name of the Issuer is ICO, INC. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

The Issuer’s principal executive offices are located at 5333 Westheimer, Suite 600, Houston, Texas 77056.

ITEM 2(a).	NAME OF PERSON FILING.

This statement is being filed on behalf of each of the following persons (the “Reporting Persons”): The K2 Principal Fund, L.P. (f/k/a The K2 Arbitrage Fund, L.P.), K2 GenPar, Inc. and Shawn Kimel.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the principal business office of each of the Reporting Persons is 444 Adelaide West, Toronto, Ontario, M5V 1S7.

ITEM 2(c).	CITIZENSHIP.

Shawn Kimel is a citizen of Canada. The K2 Principal Fund, L.P. is an Ontario limited partnership. K2 GenPar, Inc. is an Ontario corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

This statement relates to shares of the Issuer’s common stock, no par value per share (the “Common Stock”) of the Issuer.

ITEM 2(e).	CUSIP NUMBER.

The CUSIP number for the shares of Common Stock is 449293109

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP.

Pursuant to Rule 13d-3 of Regulation D-G, at the close of business on February 10, 2004, The K2 Principal Fund, L.P. and its general partner K2 GenPar, Inc. may be deemed to be the beneficial owner of 1,196,941 shares of the Common Stock, which constitutes approximately 4.7% of the 25,257,471 shares of the Common Stock outstanding on January 29, 2004, according to the Issuer’s Quarterly Report on Form 10-Q filed on January 30, 2004. Each of The K2 Principal Fund, L.P. and K2 GenPar, Inc. has the sole power to vote or to direct the vote of 1,196,941 shares of

CUSIP NO. 449293109	13G	Page 6 of 8

Common Stock; each of The K2 Principal Fund, L.P. and K2 GenPar, Inc. has the sole power to dispose or to direct the disposition of 1,196,941 shares of the Common Stock.

Pursuant to Rule 13d-3 of Regulation D-G, at the close of business on February 10, 2004, Shawn Kimel, individually and as President of K2 GenPar, Inc. (the sole general partner of The K2 Principal Fund, L.P.) may be deemed to be the beneficial owner of 1,218,441 shares of the Stock, which constitutes approximately 4.8% of the 25,257,471 shares of the Common Stock outstanding on January 29, 2004, according to the Issuer’s Quarterly Report on Form 10-Q filed on January 30, 2004. Shawn Kimel’s beneficial ownership consists of (i) the 1,196,941 shares described in the preceding paragraph and (ii) 21,500 additional shares of Stock beneficially owned by Shawn Kimel individually. Shawn Kimel, either directly or indirectly, has the power to vote or direct the vote and to dispose of, or to direct the disposition of, such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [✓].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable. The Reporting Persons have described their relationship to one another, but have not affirmed the existence of a group.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 449293109	13G	Page 7 of 8

ITEM 10.	CERTIFICATIONS.

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned Reporting Persons agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Dated: February 18, 2004

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR, INC.
Its:	General Partner

/s/ Shawn Kimel
Shawn Kimel,
President and Secretary

K2 GENPAR, INC., an Ontario corporation

By:	/s/ Shawn Kimel
Shawn Kimel, President

/s/ Shawn Kimel
Shawn Kimel